
March 26, 2012

<u>Via E-mail</u>
Joseph L. Jackson
Chief Executive Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

> **Re:** **WageWorks, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed March 7, 2012**
> **File No. 333-173709**

Dear Mr. Jackson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

<u>Recent Developments, page 4</u>

1. Please disclose the maximum aggregate contingent payments for the two transactions.

<u>Risk Factors, page 10</u>

<u>Failure to ensure and protect the confidentiality of participant data …, page 17</u>

2. We note your disclosure that "any compromise or perceived compromise of [y]our security could damage [y]our reputation with [y]our clients and brokers, and could subject [you] to significant liability, as well as regulatory action …." Please tell us whether you have experienced any compromise, attempt to compromise or breach your security, or other cybersecurity risks in the past and, if so, whether disclosure of that fact

would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

3. We also note that you transmit employee participants' confidential information to third parties as a part of providing your services. If you outsource functions to these third parties that present material cybersecurity risks, please disclose the types of services these third parties provide, how these services fit into your business operations and the associated material cybersecurity risks.

Executive Compensation, page 97

Compensation Discussion and Analysis, page 97

2011 Results, page 103

4. Please disclose, with respect to each named executive officer other than Mr. Jackson, which of the individual performance goals listed on page 102 were achieved and how such achievement resulted in scores ranging from 4.2 to 4.8 for such named executive officers. Please also disclose the factors the board considered in reaching its conclusion that Mr. Jackson achieved his individual performance goals in full when one of his goals in 2011 was the completion of a successful initial public offering and such event did not occur.

Note to Consolidated Financial Statements, page F-7

(13) Income Taxes, page F-33

5. We note that during the fourth quarter of fiscal 2011, you released $25.9 million of the valuation allowance on your deferred tax assets. Considering the existence of negative evidence under ASC 740, such as your cumulative operating losses in the past five years, please explain in detail how you determined that the reversal of your valuation allowance was appropriate. Please discuss in detail the negative and positive evidence you considered in your evaluation. As noted in ASC 740-10-30-23, a cumulative loss in recent years may be difficult to overcome, requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A projection of future taxable income is inherently subjective and will generally not be sufficient to overcome negative evidence that includes cumulative losses in recent years. Please also indicate what caused the change in your outlook with respect to the probability of generating future taxable income since June 30, 2011, the period presented in your last amendment. In this regard we presume that some of the valuation allowance that existed in the prior periods was created for the NOL carryforwards. If otherwise, please explain. Please also revise your

MD&A to discuss in more detail the basis for the changes in your valuation allowance and highlight the judgments and assumptions involved in evaluating the sufficiency of the allowance.

(16) Subsequent Events, page F-37

6. We note that you acquired The Choice Care Card, LLC ("CS") and TransitCenter, Inc. ("TC") subsequent to your fiscal year-end and that you currently anticipate future contingent payments for these two acquisitions will total approximately $14 to $16 million. Please tell us the contingent consideration terms of each acquisition and, to the extent that a portion of the contingent consideration relates to TC, clarify why it does not appear that your pro forma financial statements in Exhibit 99.3 reflect any contingent consideration adjustments. Please also clarify if you intend to account for any of the contingent consideration as compensation expense. For example, explain whether or not payment of the contingent consideration is reliant on the continued employment of the former owners.

Transit Center, Inc. Financial Statements, page F-39

Note 8 – Expired Products, page F-49

7. We note that TC records as revenue an estimate of the amount of transit vouchers that it expects will expire and not be redeemed in the future. We further note that this accounting policy was based on an "oral statement" from the New York State Office of Comptroller that the comptroller office would not assert a claim under New York escheatment laws for expired and unredeemed transit vouchers. Please address the following items:

- Considering expired product revenue represented nearly 35% of TC's overall revenues for fiscal 2011, please tell us and disclose the method TC uses to record breakage on expired products and the estimated breakage period. For example, please clarify if TC recognizes estimated breakage after a stated period of time, on a straight-line basis over the breakage period or proportionally over the period of performance, that is, as the transit vouchers are redeemed.

- Provide evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized as revenue is remote and that the estimate is based on a large population of homogeneous transactions. In your response, separately quantify for each period presented the amount of expired products revenues related to expired and unexpired vouchers.

- Tell us how an "oral statement" from the comptroller office provides sufficient evidence that escheatment laws will not be enforced.

- To the extent known, please tell us how you intend to account for expired products in the post-acquisition period. If your accounting policy would differ from TC's historical treatment, please adjust your pro forma financial statements to conform TC's accounting treatment to yours.

Exhibit 99.3 – Unaudited Pro Forma Condensed Consolidated Financial Statement Information

8. Please note that pro forma financial statements presented pursuant to Article 11 of Regulation S-X should be contained in the prospectus as opposed to an exhibit. Please revise.

Note 1 – Basis of Pro Forma Presentation

9. We note that you assumed payment of the $36.2 million TC purchase price with $35 million drawn down from your revolving credit facility and $1.2 million paid from existing cash balances. Please tell us and disclose how you determined these amounts.

Note 3 – Pro Forma Adjustments

10. We note that pro forma adjustment #2 records "a reclassification of TC inventory to be consistent with the Company's presentation policy of netting inventory against customer obligations." Please disclose and explain to us in sufficient detail the nature of this adjustment. Also tell us the amount of "inventory" netted against customer obligations in your consolidated financial statements, the nature of the inventory, and your basis in GAAP for netting the amounts.

11. If your TC acquisition includes any contingent consideration arrangements, please disclose the terms of the contingent consideration and the potential impact on future earnings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume at (202) 551-3254 or James Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Kim Jackson
        WageWorks, Inc.

        Mark Baudler
        Wilson Sonsini Goodrich & Rosati, Professional Corporation